Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North Acquisition Co., a wholly-owned subsidiary of Agrium, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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Goldman Sachs Basic Materials Conference

Mike Wilson - President & Chief Executive Officer, Agrium Inc.

June 3, 2009, 2:20 PM ET

New York, NY

* * *

Mr. Mike Wilson: Thanks.

I remember this room five, six years ago. It was empty when we came. It seems to get fuller all the damn time.

Here we go.

What I’ll do is I’ll just talk about our strategy a little bit, touch our three business units, and then get into that lovely topic, CF, that everybody keeps asking and asking and asking questions about.

I don’t know whether I have to point this—you—I encourage you to look at our forward-looking statements and our other cautionary statements at your leisure.

On our strategy, our strategy has not changed. We’re the only global publicly traded company that crosses the entire AG input value change. We think it’s a key advantage for us.

We are in the wholesale business. We’re in the retail advanced technologies. We sell directly to industrial customers, directly to farmers, directly to golf courses, turf and ornamental type applications.

Last year, our retail business grew larger and overtook our wholesale business for the first time in its history. And as you can see on this slide, our growth has not been in one area. We’ve made nine acquisitions. We’ve done a Brownfield potash. We’ve done a Greenfield nitrogen. And we’ve advanced in commercialized new technology.

You can see here the growth of the company as we expanded through these nine acquisitions, and as I say, there’s Brownfield and Greenfield on here, as well.

Some of our competitors are—have gone up, but they’ve just been riding the cycle. We’re not believers in just riding the cycle up and following it back down.

And you can see on this slide what CF will add to us from a revenue point of view.

Again, I talked about diversity. And when we look at diversity, we look at it by business, by product, and by geography. You can see here from a product point of view, we’re not reliant in any one particular nutrient.

As an example, potash is a great nutrient. Everybody says that it’s very stable. Our sales and revenue of potash this year will likely be half of what it was last year. So, it is a great business, but it does move around.

And if you look at our retail business, even in the down cycle—and we’ve had a pretty tough fourth quarter and a tough first half, and I think that’s going to even extend into the third quarter. Our retail business may be off 15 percent, whereas our nutrient businesses can be off 70 or 80 percent, depending on how big the cycle swings.

If you look at our retail, it’s truly a unique business. The UAP acquisition took us up over $5 billion. So, that acquisition was completed 13 months ago now. We have 800 farm centers.

And what I—we’re trying to point out on this slide is the fact that our crop protection chemicals business now is roughly the same size as our nutrient business. And our seed business has been growing at a compound growth rate of about 15 percent for the last four years, and it looks like we’re having another great year on seed.

One of the keys to retail and the fact that retail’s so stable is the diversity we get. And not just—you see here diversity by geography, and what that means is you’re not reliant on one weather pattern because you’re going to have moist conditions in the Corn Belt, but better conditions in California or Pacific Northwest.

But, we also—as I said earlier, we’ve got seed. We have chemical. We have nutrients. And if you look at it, our seed and chemical business is about three billion in revenue now, whereas four years ago the whole company was only $3 billion.

And we’re also diversified by crops we serve. Now, again, we’re on corn. We’re on soybean. We’re on cotton. We’re on strawberries. We’re on lettuce. We’re on wheat. And so, if one commodity’s off, you’re not vulnerable to that.

UAP, a lot of people talk about synergies. We—as I say, we’ve done nine acquisitions. The key is to have a strong team that knows how to identify opportunities, get them across the line. But, more important, once you get them across the line, deliver on the commitments.

When we did the Royster Clark deal, we targeted on a $45 million EBITDA base, 45 million of improvement—or, sorry, 30 million of improvement in EBITDA over three years. We delivered 45 in 18 months, and we took their EBITDA from 45 to essentially 92 million.

ON UAP, we’ve targeted 115 million. We’re well on track. And as I say, 13 weeks into it we will be ahead of schedule, but we’re still saying 115 million.

You can see where the values come. We’re taking our expertise on crop protection—on crop nutrients and taking it over to them. And we’re taking their expertise on crop protection products into our business. You’re obviously getting procurement and you’re getting SG&A synergies.

One of the points that’s been very pleasantly surprising is the value we’re being generated by UAP’s branded business as it comes into the legacy Agrium business.

And you can see the growth of retail. We sat back in 2006 and said this business is more stable than any other business than we have AG input. So, we were just in the nutrient business primarily, then, and the significant steps we’ve made with Royster Clark, the UAP, and the UAP synergies. And we have this business on a run rate up to $550 million.

Let me just—I’ve got one slide on advanced technologies. This is a business unit that didn’t exist three years ago. And the secret is we developed some proprietary technology for polymer coating, urea, at a very low cost.

So, the business has been around for years and years, mainly on golf courses and high-end turf and ornamental, but the coating costs have been something like 250 to $300 a ton. We managed to get those coating costs down to around 60 a ton. And by doing that, we’ve accessed corn and large commodities.

And so, we put a plant in about—almost three years ago now, about 160,000 tons of capacity. We’re expanding it up to 200. It sold out.

We’ve just brought in a new plant in Sylacauga, Alabama, a small one, 20,000. And we just committed to a plan in New Madrid, Missouri for about 120,000 tons, with the capability of doubling it.

And we’re looking at that business, and we’re looking at taking it around the world now. We’re starting to look into Europe. We’re looking into parts of Asia.

With that base, we sat back and said, what we’re not in is the turf, the ornamental, the horticulture business, the golf course business. And so, we made a decision about two years ago to make some strategic acquisitions.

We acquired new growth, which was a marketing play. We acquired Pursell, which was a technology play. And now, we are the largest supplier to that entire market.

And then, about two years ago, also we acquired a small equity position in Hanfeng Chemical. And Hanfeng is in—is a slow-release—controlled-release company in China. And they—it gives us a window into China, and it positions us for joint ventures.

So, although a small business has gone from zero to—I think last year it was 350 million in revenue and 50 million in EBITDA, there’s no reason we can’t double that business over the next five years, if not more.

On the retail business, as I said, we went from 80 million in EBITDA to 550 over the last four years. There’s no reason we can’t double that as well. We’re only 15 percent share of market, and I don’t see why we can’t get the 30 percent share of market. It’ll be a different type of acquisition, but I’m confident we can get there.

If you look at our wholesale business, we’re in all three nutrients, potash, nitrogen, and phosphate. And we also have a purchase for resale business.

If you look at Agrium, we produce about eight million tons of nutrient. And between our wholesale, retail, and advanced technologies, we market globally above 16 million tons.

And so, we’ve got incredible leverage and incredible scale.

On Potash, we’re 2.1 million tons. We’re a low cost producer. Nitrogen, we’re above 5 million tons into Western Canada, into the US. We’ve got a strong base in Argentina. We just got an equity position in Egypt. And we made an acquisition in Europe called Common Market Fertilizers that helps this market there.

Our nitrogen position, for the most part, has a competitive advantage. In Argentina, Egypt, and the Middle East, you obviously have a cost advantage of raw material. In the Pacific Northwest and Western Canada, we have a market advantage. We have a cost advantage on gas, about a dollar a million BTU. But, we also have a market advantage in that our competition has to pay a premium to get into our markets.

Phosphate, we’re a fairly small player. We’re only one million tons, a regional player. Again, with strong market advantage in region, we typically get $50 a ton premium versus someone on the Gulf Coast.

And purchase for resale, I commented—we likely will market this year three and a half million tons through that group. And our retail will market five to six million tons of fertilizer, of which they only buy about a million and a half from Agrium. The rest they buy from the Terras, the CFs, the Potash, the Mosaics.

Our view is, when you’re purchasing product in a different business unit, you purchase at full market cost. So, we leave them totally free to make their purchase wherever they wish.

On potash, as I said, it’s a two million ton business. We are looking at expanding this business. We have a Brownfield opportunity, 800,000 tons. We can get it up by 2012. You’ll see us moving on that likely near the end of the year.

The reason we’ve been a little slow on it is we’ve revisited all of the engineering and the capital and are looking at how we can squeeze the capital down on those projects, given the current financial economic situation.

About half our product marketed internationally through Canpotex and the other half in North America.

And when you look at our two million tons of potash, we’re actually net marketers of about two and a half million tons, so two million in production, two and a half with sales.

In this business—I’ve been in commodities my whole career and, you know, most commodities you move them fairly regularly month-by-month. In AG inputs, you have to have distribution capability.

We have over four million tons of distribution in North America, which is one of the leading distribution positions. We have a strong position in South America, a good position in Egypt, and now, with our acquisition last July in Europe, we have a very strong position in Europe.

And that leads into CMF. You can see one of the strategic reasons we’re looking at CMF is their assets are very complementary. There’s not a lot of overlap from a distribution point of view. They’re in the Eastern Corn Belt, and it plays very well coming in from the Gulf Coast and up into our markets.

So, let me turn to CF.

People said we’re not determined to buy it. Well, we’re determined. We’re committed. We’re going to get this thing across the line.

We’re offering a premium of 50 percent, $40 in cash. And if you look at it, some people have said, “Well, if you made an all-cash deal, wouldn’t it be so much nicer if we could ride the cycle?”

And I just don’t understand that. If you want to ride the cycle, take your $40 in cash and buy back into Agrium. You’ll get a premium, for one, and you’ll be able to buy back into the other one.

If you look at the combination of the two, most of our shareholders, and most of the shareholders we’re talking to like the structure that we have. And we believe our bid is truly better than the CF offer for Terra. You know, why—well, if you’re a shareholder of CF, why would you want to pay a premium for Terra when you can get a premium from Agrium and still ride that cycle?

Another comment and a misconception is CF is coming out saying that if, you know, their adjusted price—if we went away—it was in the 80s. I’m surprised by that, considering they’re below that today. And I assume if we go away, they’ll actually come down.

If we—we’ve looked at their shares. And if you look at their shareholdings, their—they’ve had a turnover in their share positions since the beginning of the year, anywhere from 50 to 81 percent, depending on whether you include hedge funds and index funds.

And so, if that’s truly the case and they believe they’re worth in the 80s, why are their shareholders selling?

And then, one shareholder that really surprised us is Growmark. You know, they’re a major CF customer. They must know this market, and they’re on the board.

And so, you’re—you’ve got shareholders having a different view than what CF is telling us.

Then, you get into the unaffected stock price. What we’ve done is we’ve looked at where their cash position was when we made this move, or where their stock was. We—as far as we’re concerned, cash is not worth any more today than it was in January. So, I don’t think we need to pay a 50 percent premium on cash. If we do, I’d like to have someone do that for me.

If you look at their stock price, it appears to have moved up 59 percent. That’s quite a big increase. Now, we think some of that increase is just a speculation, that we’re in there. CF’s on Terra. Apparently, BHP’s going to buy both mosaic and PCS tomorrow.

And so, you’ve got a lot of hype on this industry. And even with that hype on the industry, and you take it, we think they’re only worth $65 on an unaffected basis. Then, we look at the sell-side analysts. They’re in there anywhere from 62 to 68. So, I think we’re in roughly the right spot.

Look at the premium. You know, on top of a share, equity unadjusted—or adjusted for cash basis of an improvement of 59 percent since January. We’re offering them another 50 percent premium.

So, it’s not as if we’re in here offering someone a 15 or 20 percent premium and saying, “Come on, talk to us and get across the line.” We think we have a very full and fair price on there.

Another comment. You know, we’re substantially undervaluing the company. Well, this is the same company that went to Terra informally in writing and said, “Why aren’t you engaging with us? It’s a very fair price. You should be talking to us.” We’re almost 30 percent higher than what they offered Terra.

And so, if what’s true that they’re saying to us, then they should be in Terra in the mid-40s, going to $50. And I don’t see that. And if they did, I don’t think their shareholders would be very happy with that.

So, you know, you can’t say we’re undervaluing you and then turn around and value someone else. You’re trying to buy at a lower rate and say, “Why don’t you come to the table?” You can’t say that your shareholders feel that your unaffected price is in the 80s when your shareholders are actually selling, including one that was a share—was a director.

And so, we feel we’re in the right price range on this bid.

So, we’re determined. We’ve raised our offer twice. And as you saw in the press release this morning, if you’re waiting for another bid change from Agrium, you’re going to be waiting for a long time. Our bid’s fair. It’s better than anything they’ve articulated. It’s best and final, absent any engagement.

And people say, “Well, what does that mean?” We’re not arrogant enough to assume that we know everything about their business. They’ve come out and said we should know their business well, and in fact, we do.

But, they—you know, if they’ve got something there that they can present to us, be it a hedge position we don’t understand, a forward sale that we don’t understand, a tax approach or a tax view that will help us, we would entertain it. But, failing that, we’re at the right price.

And so, we need you, as CF shareholders, to send a message. Vote on that tender offer. Give us a strong majority. And I think, with a strong majority, it’s going to be difficult for independent directors of CF to say, “Go away. We’re just not going to engage.”

So, last slide, you know, the future is promising for the business and for our company. We haven’t talked about the fundamentals of AG. In the short-term, there’s some tough times on us, I think through to the third quarter. But, going into the fourth quarter and beyond, I think the business is going to look pretty strong.

If you look at Agrium, we’re very strong financially. We have a history of growth, a history of generating value, and we look forward to being shareholders in the long-term. So, thank you very much.

Any questions?

Yes?

Unidentified Man: Hi. I thank you for this opportunity.

Could you a little bit talk about the pricing gap between potash retail price and potash wholesale price? I have heard still out there big pricing gap between two. Could you, a little bit, talk about that?

Mr. Mike Wilson: The question is, what’s the gap between potash wholesale and potash retail price.

I know one company that’s selling potash quite low to get rid of some inventory. Not a lot of people are doing that in the industry. There’s not a huge gap between retail and wholesale pricing that I’m aware of.

You know, we’ve sold our—we sold, through our retail division, three, 350,000 tons of potash in line with where the wholesale pricing is.

Unidentified Man: Is that like a 600 bucks per pound?

Mr. Mike Wilson: Well, there’s one person that was out there trying to blow some product out at 550, I heard. And some of the retailers were sort of swapping product back and forth at a low price.

But, for the most part, from what I can see, potash has been staying up in North America.

Yes?

Unidentified Man: Mike, you just got back from the IFA in China. Can you give us the key takeaways?

Mr. Mike Wilson: Yeah.

The International Fertilizer Association in China meeting was about 10 days ago. What a contrast a year makes. You know, a year ago everybody was smiling and elated, and they all came out depressed out of this meeting, which actually made me feel good. It’s like more upside.

The—you know, the business is tough in that this is the nutrient business. Potash, there’s nothing moving. You know, the Chinese and the Indians have not settled. They’re saying that they’re going to hold off a lot longer.

In North America, coming out of the spring season, you’re going to see the retailers not reload. The last couple of years they’ve reloaded in June/July. You’re going to see them hold off until likely August/September.

So, you’re going to go through a period of two to three months where it could be pretty tight continuing on potash. My basic belief is that China and India will settle, and the billion dollar question is when. The inventories in India are lower than the inventories in China. I can’t believe the Indian government would allow themselves to go so short that their farmers don’t have product. It’s such a key strategic component of their industry and of their economy.

So, I—you know, we could drag into July. In 2006, with the Chinese, we dragged in negotiations into July before they settled. The Chinese are sitting on roughly three million tons. The Indians had about half a million tons of inventory.

I don’t know who will go first, but one of them has to come. And they’re not. You know, they’re primarily negotiating from—with the Russians from what I could see.

Unidentified Man: [Unintelligible.]

Mr. Mike Wilson: Phosphate and nitrogen?

On phosphate, you’ve got a couple people running their plants to capacity and are forced to market longer than it should be. The Moroccans have lowered rock cost as a result of that.

And so, you’re into this bit of a—an iteration where, if someone’s going to sell phosphate cheap in India, the Moroccans aren’t going to lose their rock supply. So, they’ve been forced into lowering their rock. They’re down maybe closer to $100.

Coming out of China, starting as of yesterday, their tariff rates have come down to 10 percent. They have a fairly competitive global position on phosphate. I think you’ll see them take their phosphate into Vietnam, into India, and back that up into the Gulf Coast.

And so, I think phosphate’s going to be under pressure until, again, the fall season.

Phosphate sales in North America were off 40 to 50 percent in the retail sector. That cannot continue. And so, on a short-term basis, three to four months, we think there’s going to be a lot of pressure. Beyond that, we think it’s going to improve.

On nitrogen, again, you’ve got India coming—or China coming out in—with export capability for three months. When we look at the Chinese cost position, we don’t believe they’re going to cause a huge decrease in Gulf Coast pricing. Gulf Coast pricing could head down towards $200 as you come out of the spring season. It’s now in the 240 to $250 range.

The Ukrainians typically are the high cost producer, and we’ll set the floor. And at today’s pricing, that floor is over 200—slightly over 200.

The question is, will the Russians renegotiate a—Ukrainian gas contracts and take them down closer to $5. If that happens again, you could end up closer to $200 in the Gulf Coast.

So, when you run through the three nutrients, it’s potash with lack of sales, and it’s phosphate with India being a—or, sorry, China being a major impactor [sp] on it—with product coming out.

And with nitrogen, it’s a balance between—are the Ukrainian—what’s the Ukrainian floor position, and how much nitrogen will India consume? India should consume about half a million tons a month, and we think they’re going to get back to that rate fairly soon. So, that should keep nitrogen somewhat tempered.

Yes?

Unidentified Man: With the long-term shareholders of CF selling, and with you offering a significant premium for CF compared to CF for Terra, why shouldn’t we conclude that you’re overpaying for CF?

Mr. Mike Wilson: That’s a good question. Why shouldn’t you conclude we’re overpaying for CF?

You have to trust us that we’ve done our analysis. We think we understand this industry well. We would be overpaying if we went to what, as I’ve heard suggested, we should go to, and we won’t do that. We’re at the right strike price for us.

And it’s—you know, you—when you look at these acquisitions you have a base case, you have an upside case, and you have risk associated with it. We factor all those in.

Apparently, what CF is doing is doing their base case and their upside case. When we factor in risk, we’re at the full value.

Yes?

Unidentified Man: Mike, you’ve got a slide in here, slide 33, that shows, at least for this decade, where phosphate and nitrogen margins are. And I think if we overlaid a potash chart, it would look similar, a lot of little nubs early in the decade, and then a huge spike late in the decade.

Where would the normalized margin be for these products relative to that chart, and why would it be different today than it was at the beginning of the decade?

Mr. Mike Wilson: Wow, the normalized margins, good question.

It’s—the toughest one is likely nitrogen, because you have to not only figure out what the—you always start out with replacement economics. And what would you need to get a reasonable return on a Middle East plant? And then, who’s the high cost producer?

You’re likely looking in that $200 range for a Middle East plant to get into the Gulf Coast. You know, you’re in that $1,200 a ton per—of capital per ton of capacity.

And then, your question is, what’s the gas cost going to be? It’s a bit of a mugs game. Other than looking at the strip, going forward, it’s hard to get any other number.

So, when we look at the margin, it’s a combination of what’s the spread on gas between ourselves, and we think Western Europe and Ukraine, on the high-cost side, and what is the reinvestment pricing.

On phosphate it’s a similar game. You know, the only new phosphate capacity that’s coming up of any size is Madden [sp]. Given the capital they have in there, they likely need to price well above 200, in that 250 range at least.

The issue we have is, will they, once they get the capital deployed, sell on a cash basis and forget about the capital they’ve got in place. Public companies don’t typically do that.

On potash, the way we look at potash long-term is you need a 500 to 550 price to justify a Greenfield plant, and this market doesn’t have a lot of Greenfield coming out of it. So, I think if you look through they cycle, that’s where looked, is in that five to $550 level. And you’re all-in costs, say $100.

Yes?

Unidentified Man: Just given your comment this morning about CF, if I read correctly, it doesn’t mean that after this expiration, if CF doesn’t engage in conversation, you will just kind of cut out?

Mr. Mike Wilson: Now, what we said is, if we get a substantial majority, a compelling majority, we’ll keep nagging CF, if that’s the word, or we’ll keep on their case to bring it across the line. I would hope when we get—and I plan on getting a compelling majority—that if I’m a director of CF—I’m an independent director, I can’t see how I could ignore my shareholders.

And as you tender your vote—your shares into that offer, make sure it’s loud and clear you’re tending both the offer and you’re tendering for them to engage with us. You know, I’d had to have them just come out and say, yeah, well, they tendered—they issued their shares on the tender, but you didn’t ask them whether that was really wanting us to engage.

So, if we have a compelling share—majority, or compelling tender offer, we will keep the pressure on them. If we don’t, we will leave.

Yes?

Unidentified Woman: What is the cost of your Brownfield—the Brownfield expansion you’re considering this year?

Mr. Mike Wilson: The Brownfield potash expansion, it’s about 800,000 tons. And it depends on whether you look with or without—some other capital were on there, you’re looking anywhere from a little over 1,000 to about $1,300 a ton, depending on how you look at it, because sometimes—if you know engineers, they always slip in a little more capital.

Yes?

Unidentified Man: Could you comment on ultimately how you would finance the acquisition?

Mr. Mike Wilson: How we’d finance the acquisition of CF?

Unidentified Man: Regarding the cash portion.

Mr. Mike Wilson: We have committed financing from RBC and Scotia. It’s in three tranches. It’s $1.4 billion. I—it’s been so long since I looked at it, since I’m going a while. Five hundred million is trimmed out three years at a very reasonable price, LIBOR plus a little.

Yeah, there’s 500—is—just trying to think—it’s a bridge that goes two years on the majority of it, and then one year on a small piece. And then, the 400, we can take that out one year on a bridge.

Unidentified Man: Uh-huh.

Mr. Mike Wilson: Our plan is we likely wouldn’t need the 400. We’d take that out quickly. And that is committed and in place.

You know, and maybe while we’re at it, I’ll try to dispel another myth.

You know, people say, if you’re serious you would have put a slate of directors up. On—February 11th was the date we could have put the slate up. We did not have our financing in place. And I think the shareholders of Agrium would have been very angry at me, in the current market situation, if we had exposed ourselves to uncommitted funding. And we waited until we have the financing, and we moved within 24 hours.

Yes?

Unidentified Man: Thank you.

The application rate of the fertilizer within this crop year is lower than normal level. Especially the potash application rate is significantly lower than average. So, can we—or should we expect the lower yield for the crops, like corn also?

And then, so the next year—next fiscal—I mean, you know, crop year, farmers will apply fertilizers than this year to improve value?

Mr. Mike Wilson: First of all, we do expect them to apply more than this year. It’d be hard for them to apply any less.

It wasn’t just potash. It was potash and phosphate that are down 40 to 50 percent in North America.

If you look at the yield response, it’s very, very difficult to center out nutrient-only, because you’ve got weather overlaid in that, and you’re going to have to make a judgment on weather.

If you’d look at the International Plant Nutrition Institute that does research on this type of stuff, what they’ve said is, if a farmer has traditionally kept his nutrient loads up, and that’s since he’s been—he hasn’t been mining his soil, he’s been putting the appropriate amounts of P&K on, has kept his nutrient level up—he won’ see a—an immediate response. It may take two years. Anyone in a buffer area that has not been doing that will see a response fairly quickly.

The other thing that the IPNI said is that you may not see the response as strong in the first year. It may take the second year. But, when it comes back, you just can’t throw more on the soil and quickly get your yields back up.

So, they may—they should have an impact, but not likely the degree of impact that some people may be expecting in the—especially in the Corn Belt. Farmers in the Corn Belt are pretty good at putting P&K on the soil.

That—you know, those on the fringe areas—and if they try to do it two years in a row, we do expect a yield response.

Now, things are stacking up for a pretty good nutrient year next year based on the fact that it’s a late harvest—or a late seeding, and they cut back on nutrients, and who knows what our weather’s going to be.

Yes?

Unidentified Man: Is the compelling majority in your view, say, more than 65 percent, less than 65 percent?

Mr. Mike Wilson: That’s a billion dollar question today. You have to help me answer that. You know, I guess some people tell me a compelling majority is 90 to 100, and that’s what we might hear.

You know, I don’t know how to answer it. You know, it—it’s not 51 percent.

Yeah?

Unidentified Man: Mike, with all the headwinds this planting season, what kind of performance do you expect from the retail segment?

Mr. Mike Wilson: For our business?

Unidentified Man: Yeah.

Mr. Mike Wilson: If you [unintelligible]—it’s—if you look at the year, we came in last year at 560 million in EBITDA. They’re working hard to try to come in close to 500 million this year.

So, they’re—you know, they’re going to be off 10 to 15 percent.

If you look at our seed business, it’s like you’re going to be up another 15 percent year-over-year. It’s just a great business, and we’ll continue to grow.

If you look at our crop protection chemical business, with the exception of glycosphate, things are looking pretty good. And with glycosphate, you know, there’s some price pressure. There’s some demand falloff. My expectation is that’ll come back.

And then, on nutrients, they did—had a pretty good year on nitrogen and a bad year—bad spring on phosphate and potash. Their plan is to make up a lot of that come October/November/December.

Yeah?

Unidentified Man: I just want to be clear there’s no way to call a special meeting, content solicitation, or anything like that for shareholders.

Mr. Mike Wilson: Not that I’m aware of, no. We—not that I’m aware of that we can do anything like that. You know, we need them to listen to their shareholders and say their shareholders want to do this deal, “We should come and talk to you, Mike.” And our door’s always open. And I know Steve. He’s a good guy. So, you know, hopefully he’ll come and talk to us.

Well, thank you very much.

Unidentified Man: Thanks, Mike.